Exhibit 4.19

AMENDMENT
TO THE TESORO PETROLEUM CORPORATION
1995 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     THIS AGREEMENT by Tesoro Petroleum Corporation (the “Sponsor”),

WITNESSETH:

     WHEREAS, the Sponsor maintains the Plan known as “Tesoro Petroleum Corporation 1995 Non-Employee Director Stock Option Plan” (the “Plan”); and

     WHEREAS, the Sponsor retained the right in Paragraph 13 of the Plan to amend the Plan from time to time; and

     WHEREAS, the Directors of the Sponsor have approved resolutions to amend the Plan;

     NOW, THEREFORE, the Sponsor agrees that, subject to and contingent upon the approval of the amendments set forth below by the Sponsor’s stockholders, the Plan is amended as follows:

(1)	Paragraph 3 of the Plan is hereby amended in its entirety to read as follows:

     3. Option Shares. The stock subject to the Options and other provisions of the Plan shall be shares of the Company’s Common stock      , $.16-2/3 par value (or such other par value as may be designated by act of the Company’s stockholders) (the “Common stock “). In addition, for purposes of the Plan and the Options, the term Common stock shall also be deemed to include any rights to purchase (“Rights”) the Participating Preferred Stock, no par value, of the Company that may then be trading with the Common stock as provided in the Rights Agreement between the Company and Chemical Bank, N.A., relating to the Rights. The total amount of the Common stock with respect to which Options may be granted shall not exceed in the aggregate 450,000 shares; provided, that the class and aggregate number of shares which may be subject to the Options granted hereunder shall be subject to adjustment in accordance with the provisions of Paragraph 12 hereof. Such shares may be treasury shares or authorized but unissued shares.

     If any outstanding Option shall expire, terminate or be surrendered for any reason or cause, including, but not limited to, the death of the optionee or the fact that the optionee ceases to be a director, the shares of Common stock allocable to the unexercised portion of such Option may again be subject to an Option under the Plan.

(2)	Paragraph 16 of the Plan is hereby amended in its entirety to read as follows:

     16. Effective Date of the Plan. The Plan shall become effective and shall be deemed to have been adopted on February 23, 1995. No Option shall be granted pursuant to the Plan after February 23, 2010.

     Approved by the Directors: March 11, 2004